March 18, 2005


Gregory Witchel
Chief Executive Officer
DiaSys Corporation
81 West Main Street
Waterbury, CT 06702

Re:	DiaSys Corporation
	Annual Report on Form 10-KSB for the fiscal year ended June
30,
2004
	Quarterly Report on Form 10-QSB for the quarters ended
       September 30, 2004 and December 31, 2004
 	File No. 1-16285

Dear Mr. Witchel:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1,  Description of Business - Page 1
1. Please ensure that you discuss all material developments in your business during the period addressed, including changes in control.
2. Please provide us independent, objective evidence supporting the cost claims in the first paragraph.
3. Please file the agreements evidencing your strategic relationships and material distribution agreements. Also, disclose the material terms of the agreements, including duration and termination provisions and the material obligations of the parties.
4. Please revise your Form 10-KSB to use the correct Item headings and update the disclosure to the extent required by Regulation S-B.
We note reports of developments regarding your products, patents and distribution agreements that do not appear to be reflected in your document. To the extent that you believe that your announcements of developments during the year do not require disclosure in your 10-KSB, supplementally explain your conclusions.
5. Please discuss the production problems in 2004 related to the paracep tube.

Workstation Systems - Page 3
6. With a view toward clarified disclosure, please tell us the dates of the evaluations and publications mentioned in the third paragraph.

Competition - Page 7
7. Please ensure that you have fully described your competitive advantages and disadvantages. From your existing disclosure, it is unclear why your products have not yet achieved wider penetration.

Patents - Page 8
8. Please discuss in greater detail your material patents, such as the duration of specific patents that are material to your business.

Government Regulation - Page 9
9. With a view toward disclosure, please tell us why your R/S and F/E products are exempt from FDA pre-market notification.

Equity Compensation Plan Information - Page 14
10. Provide the disclosure required by Regulation S-B Item
201(d)(3).

Issuance of Unregistered Securities - Page 14
11. Please provide all required details in this section.
* Provide more specific disclosure than shares issued to "four persons" or as "compensation for services."
* Explain who the people were and the nature of the services.
* More specifically indicate the date of the issuances.
* Indicate the amount involved in each transaction separately.
* Disclose the terms of exercise of the warrants.

Item 6.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

12. Please tell us the rule that permits you to incorporate by reference as you appear to do in the last sentence of the second paragraph.

13. Please expand to provide critical accounting policy disclosure.
Refer to FR-60 and FR-72 for guidance. Please note that critical accounting policy disclosure should provide insight about complex judgments and estimates that underlie the accounting policies you identify as critical. Disclosure that merely repeats basic accounting policies will not generally satisfy the objectives of the disclosure.

Liquidity and Capital Resources - Page 15

14. We see that your operations consume significant cash. We also see negative operating cash flows are continuing in 2005. Please expand to present an analysis of cash flows from operating activities. That analysis should fully reflect the guidance set forth in FR-72 (Exchange Act release 34-48960). As noted in the Release, we believe that this discussion should focus on the underlying drivers of operating cash flows. Please note that the form of the cash flow statement should not drive the substance of the analysis and that it is not sufficient to merely recite the line items from the cash flow statement.

15. Additionally, please discuss any material commitments for capital and R&D expenditures and the expected sources of funding for such expenditures. Apply in future filings.
16. Provide sufficient disclosure for investors to appreciate your cost of capital and the trends during the period addressed. For example, discuss the terms of the securities issued or issuable, including any discounts to the market price of your securities. Results of Operations - Page 16

17. Under Net Sales, please expand to describe why the factors listed resulted in a decrease in sales over the prior year. For example, describe the nature of the transition in the Company`s sales force and why that transition produced decreased sales. Additionally, disclose why your largest client reduced orders during the year. In general, MD&A both should identify factors responsible for changes in financial statement items and describe why those factors arose or occurred.

18. We see that interest expense increased from approximately
$6,000
to more than $450,000 from fiscal 2003 to fiscal 2004. Please add distinct MD&A discussion about this item. Describe the nature of and accounting for any unusual factors or items included in the fiscal 2004 amount.

Item 9.  Directors and Executive Officers of the Registrant
19. Please clarify the business experience for the last five years for Messrs. Silverman, Grossman and Bloom.
20. Please provide the disclosure required by Item 401 of Regulation
S-B for your executive officers, such as your chief financial officer.
21. Please provide the disclosure required by Item 401(e) of Regulation S-B.
22. Please provide the disclosure required by Items 402 of Regulation
S-B, including information for the fiscal year ended June 30, 2004.
Likewise, update the information throughout the disclosure incorporated from your proxy statement so that is current at least as of the date you filed the Form 10-KSB.
23. Please provide the disclosure required by Item 406 of Regulation
S-B.

Item 12.  Certain Relationships and Related-Party Transactions
24. Please disclose any discounts to the market price indicated in the issuance or conversion rates of securities issued to related parties.
25. Please reconcile the disclosure in this section with the applicable disclosure in your proxy materials. Also, tell us where you have filed the documents evidencing the transactions mentioned in your related-party disclosure. Identify the exhibits with specificity.

Section 16(a) Beneficial Ownership Reporting Compliance
26. Please tell us whether the Forms 4 that you disclose as having not been filed were ever filed.
27. Please tell us whether you have the right to recover any profit under Section 16. In this regard, we note the series of transactions mentioned in clause (viii) of your disclosure.


Controls and Procedures

28. We see that your principal executive officer and principal financial officer evaluated disclosure controls and procedures as of a date within 90 days of the end of the period. Please amend to disclose management`s conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-B and Part III.F of Management`s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

29. Additionally, we note that your chief executive officer and chief financial officer concluded that the Company`s "disclosure controls and procedures are effective for gathering analyzing and disclosing the information the Company is required to disclose in its reports filed under the Securities Exchange Act of 1934". Amend to clarify, if true, that your officers concluded that disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and is accumulated and communicated to management to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

30. Please revise the disclosure concerning changes in internal control over financial reporting to also indicate whether there was any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect internal control over financial reporting. Refer to Item 308(c) of Regulation S-K as amended effective August 13, 2003.

Principal Accountant Fees and Services
31. Please provide the information required by Item 9(c) of Schedule
14A.
Consolidated Financial Statements

Consolidated Statement of Cash Flows - Page 26

32. Tell us why you have included cash flows from financing receivables as an investing activity. As set forth in paragraph 22 to FAS 95, if these cash flows are derived from the sale of goods
and
services, it then it appears that they should be classified as
operating.    Revise or advise.

33. We see that the item "effect of foreign currency translation on cash" is the same amount as the "foreign currency translation adjustment" for each period. That fact suggests that the impact of exchange rates on cash has not been properly determined. Under FAS
95, those items are not similarly determined and should not normally be the same amounts. Tell us how your cash flow statement and the calculation of the impact of exchange rates on cash considers the guidance from Example 2 to Appendix C to FAS 95. Advise and revise as necessary.
Note 2.  Summary of Significant Accounting Policies - Page 27

Management`s Plan

34. The basis for the last sentence of this disclosure is not clear since your balance sheet includes a $200,000 item titled "loans payable from shareholders."

35. Please expand to more fully describe the terms and conditions of the arrangement with ICON Investors. Also describe any applicable restrictions or conditions on your rights under the arrangement. For instance, are there limitations or conditions that restrict the amount of stock you may sell during any particular period?

Revenue Recognition

36. Supplementally provide details of your specific revenue recognition policies for all significant products and services. The response should also address, where significant, customer acceptance protocols, post shipment obligations, incentives and discounts, rebates, or similar privileges and how these matters impact revenue recognition. Show us that your policies are SAB 104 compliant.

37. Please note that the revenue policy disclosure should be specific to your significant products and services. Either expand or show us supplementally that your policy disclosure addresses all of your significant revenue generating activities.

38. You disclose that revenue is recognized for merchandise when shipped and you have "no further obligation to provide services related to such merchandise." Does this mean that your arrangements never entail post-shipment obligations? If so, please revise to clarify. If not, please make clarifying disclosure about the nature and extent of post-shipment obligations and the impact on your revenue practices. Customer acceptance protocols, if any, should also be addressed in expanded disclosure.

39. Supplementally describe the significant terms of your agreements with distributors, including payment, price protection, return, exchanges, and other significant matters. Please explain and support the timing of revenue recognition for distributor transactions. Show us that your accounting is appropriate under SAB 104 and FAS 48.

40. We see from page 7 that you sell products under a Federal supply contract on a "cost per test" basis. Supplementally tell us how you account for revenue under these arrangements. Show us that your accounting is appropriate.

Financing Transactions

41. Supplementally describe the nature of the transactions where you apply sales-lease accounting. Show us that your use of that method is appropriate in the circumstances.

Patent Costs

42. Expand future filings to disclose the nature of the expenditures capitalized as "patent costs." Please also make specific disclosure about actual useful lives employed and expected future amortization.
The expanded disclosure should conform to the requirements of FAS
142. Also respond supplementally. Show us that the nature of the costs capitalized and related useful lives are appropriate.

43. We see that patents comprise more than half of your assets. In light of your losses and the accumulated deficit, please make detailed and specific disclosure about how you assess the patent asset for recoverability. Disclose how impairment would be identified, measured and presented in the financial statements.

44. As a related matter, tell us why you should not make critical accounting policy disclosure about patent recoverability. Refer to
FR-60 and FR-72.

Inventory

45. Tell us the amounts of inventory impairment charges in fiscal 2003, fiscal 2004 and to date in fiscal 2005. Supplementally describe your policies and practices for identifying and recording inventory impairment. As set forth in SAB Topic 5-BB, inventory charges are permanent reductions to inventory cost that may not be reversed until the related inventory is sold or disposed. The supplemental narrative should show us that your methods are faithful to the accounting requirements of the SAB.

Stock Options

46. Please expand to clarify that the intrinsic value method is applicable only to employee stock-based compensation. Also add policy disclosure addressing how you both value and account for non-employee stock-based compensation. We see a brief statement about non-employee stock compensation on page 33; however, you should expand to describe how you apply FAS 123 and EITF 96-18 in valuing and accounting for non-employee transactions. In general, if you make literature references in identifying accounting policies, you should also describe how you apply the cited literature.

47. Unless there is no employee stock-based compensation in either fiscal 2004 or 2003, please revise the SFAS 148 disclosure to more fully conform to the presentation required by paragraph 2(e) of SFAS
148. As required by that guidance, the table should separately present any employee stock-based compensation cost, net of related tax effects, included in net income.

Note 10, Stock Option Plans - Page 32

48. Either revise the tables at the top of page 33 to include all option plans or provide separate roll-forwards for the NQSO plan.
Regardless, you should expand to provide a clear tabular reconciliation between the 956,371 and the 1,327,000.

49. You disclose that on February 13, 2004, your Board of
Directors
approved the issuance of 600,000 options at an exercise price of
$.66
per share. Please make disclosure about any compensation expense recognized on this option grant. We see that the closing price of DiaSys common stock on February 13, 2004 was $0.85 per share.

50. Please expand to disclose the weighted-average fair value (as of grant date) of options granted during each year. Refer to paragraph
47b to FAS 123.

Note 12.  Major Customers - Page 34

51. We see your sales outside of the United States. Please comply with the geographic disclosures required by Paragraph 38 of SFAS
131.

Note 13.  Common Stock - Page 34

52. Please make footnote disclosure about the terms and conditions of shareholder borrowings presented in your balance sheet. We see that debt is regularly converted to common shares. Ensure that conversion terms are addressed in the disclosure.

53. We see under "Certain Relationships and Related Transactions"
(Proxy Statement dated July 9, 2004) that you issued warrants with some of the related party borrowings. Please make footnote disclosure about the warrants issued with those borrowings, including how those warrants were valued and presented in the financial statements.

54. Pursuant to FAS 123, the notes to financial statements should present full disclosure about outstanding warrants. If there warrants in addition to those referred in the preceding comment, please also make footnote disclosure about those warrants.

55. You disclose in the proxy dated July 9, 2004 that the fair values of warrants issued with debt are being amortized over the lives of the warrants. Debt issue costs, including the fair value of equity instruments granted, are normally amortized over the life of the related debt. Support in GAAP that your method is appropriate.

56. With respect to the convertible shareholder borrowings please make footnote disclosure about how you measured and accounted for any beneficial conversion feature. Show us supplementally that you have appropriately measured any conversion feature associated with the borrowings, including how warrants were considered in the measurement. Refer to EITF 00-27.

Form 10-QSB for the quarter ended September 30, 2004
57. With a view toward disclosure, please tell us whether disclosure on page 11 means that the shareholders approved the prior issuances of shares to directors and officers. Tell us where you disclosed the effect of abstentions and broker-non-votes on this proposal.

Form 10-QSB for the quarter ended December 31, 2004
58. Please tell us why you have not filed a Form 8-K concerning your acquisition of two California based companies. We note your January
5, 2005 press release.
59. We note your various press releases concerning agreements with distributors, such as your January 24, 2005 press release, January 18, 2005 press release and your December 21, 2004 press release. Please tell us why you did not file a Form 8-K when you entered into these agreements.
60. We note your December 21, 2004 press release concerning agreements with distributors and that you "believe that these ... favorably impact our revenue next year." Please expand your MD&A to discuss the impact.
61. Please tell us when the $30,000 note mentioned in Note 4 on page
8 was issued to Mr. Witchel. Include the terms of the note and when the issuance was disclosed.

Item 1.  Financial Statements

62. In an article published in January 2005, we see that you have apparently agreed to acquire two California based companies. Tell us why the Form 10-QSB for the December quarter includes no disclosure about this matter. Why is disclosure not required by Item
310(b)(2)
to Regulation S-B?  Revise as necessary.

63. Note that the SFAS 123(revised) was issued in December 2004. Either revise your Form 10-QSB to discuss the impact that the recently issued accounting standard will have on your financial position and results of operations or tell us why you believe this disclosure is not required by SAB 11-M. Based on your

FAS 123 pro forma disclosure it appears that adoption of the revised
Statement will likely be material to your financial statements.

Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources - Page 9

64. We see that your operations consume significant cash, including more than $1.3 million since the beginning of fiscal 2005, and that your business is significantly funded from borrowings and sales of shares. We also see that the ICON Investors arrangement was terminated. You further state that you do not plan to enter into financing arrangements with financial institutions for working capital and you may borrow from management or others "if necessary or conditions warrant." In light of the negative cash flows generated by your operations, it is reasonably apparent that you will require additional funds. Accordingly, it appears that should make more detailed and specific disclosure about how you plan to fund your business. Please expand.

65. As a related matter, disclose why you terminated the ICON
Investors arrangement.

Results of Operations - Page 9

66. Under Net Sales, you attribute the increase in fiscal 2005 in part to resolution of "production problems related to the paracep tube." You have provided no context. Accordingly the nature and significance of this matter is not clear. In general MD&A should avoid analysis that is vague and/or generalized. Please expand to provide a more detailed and understandable explanation for this factor.

67. Under gross margins, you indicate that year-to-date margins were negatively impacted by increased pricing from a supplier. Please expand to clarify why the three month period was not similarly impacted. As well, you indicate that the cited factor was only partially responsible for the decrease in gross margins. Please also make disclosure about any other significant contributing factors.

68. You indicate that the increase in SG&A was in part due to "a charge for the re-valuation to market of the strike price for some options." In a supplemental response tell us about this re-pricing and show us that your accounting is appropriate under FIN 44. It appears that you should also expand to make footnote disclosure. Make disclosure about the nature and extent of the re-pricing and the related accounting.

69. Please add clarifying disclosure about how you are "re-vamping" the sales department and why that "re-vamping" is leading to increased expenses.

Item 3.  Controls and Procedures

70. We see that your principal executive officer and principal financial officer evaluated disclosure controls and procedures as of a date within 90 days of the end of the period. Please amend to disclose management`s conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-B and Part
III.F of Management`s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

71. Additionally, we note that the chief executive officer and chief financial officer concluded that "disclosure controls and procedures are effective in timely alerting them to material information required to be included in the Company`s periodic Securities and Exchange Commission filings". Amend to clarify, if true, that your officers concluded that disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and is accumulated and communicated to management to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule
13a-15(e).

72. Please revise the disclosure concerning changes in internal control over financial reporting to also indicate whether there was any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected or is reasonably likely to materially affect internal control over financial reporting. Refer to Item 308(c) of Regulation S-K as amended effective August 13, 2003.

      *****
      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 942-8972 or Gary Todd at (202) 942-2862 if you have questions regarding comments on the financial statements and related matters. Please contact Tom
Jones
at (202) 942-1927 or me at (202) 824-5697 with any other
questions.


Sincerely,



Russell Mancuso
Branch Chief



cc:  via fax:  Richard Keppelman, Esq.
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DiaSys Corporation
March 18, 2005
Page 12